SUB-ITEM 77E:  LEGAL PROCEEDINGS

LEGAL PROCEEDINGS
Since October 2003, Federated and related entities (collec tively, "Federated"), and various Federated funds
("Funds"), have been named as defendants in several class a ction lawsuits now pending in the United States District
Court for the District of Maryland. The lawsuits were purpo rtedly filed on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning November 1, 1998.
The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in concert with certain inst itutional traders, which allegedly caused financial injury to the mutual fund shareholders. These lawsuits began to be fi led shortly after Federated's first public announcement that it had received requests for information on shareholder trading activities in the Funds from the SEC, the Office of the New York State Attorney General ("NYAG"), and other au thorities. In that regard, on November 28, 2005, Federated announced that it had reached final settlements wit h the SEC and the NYAG with respect to those matters. Specifically, the SEC and NYAG settled proceedings against thr ee Federated subsidiaries involving undisclosed market timing arrangements and late trading. The SEC made find ings: that Federated Investment Management
Company ("FIMC"), an SEC-registered investment adviser to var ious Funds, and Federated Securities Corp., an
SEC-registered broker-dealer and distributor for the Funds, vi olated provisions of the Investment Advisers Act and Investment Company Act by approving, but not disclosing, three market timing arrangements, or the associated conflict of interest between FIMC and the funds involved in the arrangements, either to other fund shareholders or to the funds' board; and that Federated Shareholder Services Compa ny, formerly an SEC-registered transfer agent, failed to prevent a customer and a Federated employee from late trading in violation of provisions of the Investment
Company Act. The NYAG found that such conduct violated provision s of New York State law. Federated entered into the settlements without admitting or denying the regulator s' findings. As Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds as determined by an independent consultant. As part of these settlements, Federated agreed to pay disgorgement and a civil money penalty in the aggregate amount of an additional $72 million and, among other things, agreed that it would not serve as investment adviser to any registered investment company unless (i) at least 75% of the fu nd's directors are independent of Federated, (ii) the chairman of each such fund is independent of Federated, (iii) no action may be taken by the fund's board or any committee thereof unless approved by a majority of the independe nt trustees of the fund or committee, respectively, and (iv) the fund appoints a "senior officer" who reports to the independent trustees and is responsible for monitoring compliance by the fund with applicable laws and fiduc iary duties and for managing the process by which management fees charged to a fund are approved. The settlements a re described in Federated's announcement which, along with previous press releases and related communicati ons on those matters, is available in the "About
Us" section of Federated's website at FederatedInvestors.com. Federated entities have also been named as defendants in several additional lawsuits that are now pending in the United States District Court for the Western District of Pennsylv ania, alleging, among other things, excessive advisory and Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dickstein Shapir
o LLP to represent the Funds in each of the lawsuits described in the preceding two paragraphs. Federated an d the Funds, and their respective counsel, have been defending this litigation, and none of the Funds remains a defendant in any of the lawsuits (though some could potentially receive any recoveries as nominal defendants). Additi onal lawsuits based upon similar allegations may be filed in the future. The potential impact of these lawsuits, a ll of which seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is uncerta in. Although we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assu rance that these suits, ongoing adverse publicity and/or other developments resulting from the regulatory investiga tions will not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse conse quences for the Funds.

Current as of:  8/18/94